FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 15, 2006 (“E-Plus and RIM Introduce the BlackBerry 8700g to Mobile Customers in Germany")	Page No 3

Document 1

February 15, 2006

FOR IMMEDIATE RELEASE

E-Plus And RIM Introduce The BlackBerry 8700g To Mobile Customers In Germany

BlackBerry 8700g offers enhanced performance and a sleeker design

Düsseldorf, Germany and Waterloo, Canada – E-Plus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8700g™ for corporate and individual customers in Germany. The new, sleek, lightweight and stylish BlackBerry 8700g features a completely re-engineered device platform that is optimized to significantly enhance performance and usability. The new BlackBerry 8700g — the ultimate balance of performance, design and function — will be available from E-Plus in February.

“With its high performance device platform and Intel processor, the BlackBerry 8700g provides users with the increased power needed to enjoy an exceptional user experience,” said Thorsten Dirks, Chief Operating Officer of E-Plus. “We are pleased to work with RIM to offer the BlackBerry 8700g to our customers, providing an unrivalled data and voice experience to keep them connected to family, friends and colleagues, while on the go.”

With a powerful Intel processor, 64 MB flash memory, 16 MB SDRAM and an optimized device platform, the BlackBerry 8700g offers faster web browsing, attachment viewing and application performance.

In addition to leading wireless email and wireless data features, the quad-band BlackBerry 8700g incorporates premium phone features such as dedicated ‘send’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

The BlackBerry 8700g features a bright, landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver exceptionally vivid graphics. The BlackBerry 8700g also automatically adjusts both the LCD and keyboard lighting to provide the best viewing for outdoor, indoor and dark environments.

“We are very pleased to introduce the BlackBerry 8700g to E-Plus’ mobile customers in Germany,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 8700g is ideal for customers who want a lightweight, all-in-one device with best-in-class performance for email, phone, web browsing and corporate data applications.”

“RIM and E-Plus Germany are bringing innovative and full-featured products to the market. Using the Intel® XScale®-based processor, the BlackBerry 8700g gives customers in Germany the robust voice and data features they want, in a sleek, elegant design,” said Hannes Schwaderer, Regional Manager, Intel, Germany, Austria, Switzerland.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About E-Plus

With over 10.1 million customers (end of September 2005) E-Plus is the third-largest mobile network operator in Germany. The company follows a strategy of profitable growth and frequently launches important market innovations. E-Plus was the first company to introduce private customer tariffs, one-second units, vanity numbers or prepaid cards on the German market.

With the launch of BASE, simyo and Ay Yildiz E-Plus is developing from a single brand to a brand group. The flat rate brand BASE for average and frequent users with mobile phone contracts and the mobile discount brand simyo for low usage callers with prepaid cards complement the full range for E-Plus private and business customers. Ay Yildiz is the first mobile brand for the Turkish community in Germany.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur for RIM
212-771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 17, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller